June 29, 2006

VIA EDGAR and U.P.S.

H. Roger Schwall

United States Securities and Exchange Commission

100 F Street, NE

Mail Stop 7010

Washington, D.C. 20549

RE:	Flag Intermediate Holdings Corporation

Metals USA, Inc.

Form S-4 Filed March 31, 2006 (the “Registration Statement”), as amended on May 26, 2006 (“Amendment No. 1”) and further amended on June 29, 2006 (“Amendment No. 2”)

File No. 333-132918

Dear Mr. Schwall:

On behalf of Flag Intermediate Holdings Corporation (“Flag Intermediate”) and Metals USA, Inc. (the “Company” and, collectively, with Flag Intermediate, the “Companies”), we are hereby filing with the Securities and Exchange Commission (the “SEC”) Amendment No. 2 to the above-captioned filing, which has been amended in response to comments (restated below) by the Staff of the SEC contained in its letter to Flag Intermediate and the Company dated June 23, 2006.

Form S-4/A-1

Expiration Date; Extensions; Amendments, page 39

1.	Comment: We note your response to prior comment 21. However, clarify how you will comply with the notice requirements of Rule 14e-1(d) of the Exchange Act. The rule requires that notice be given by press release or other public announcement.

Response: We have clarified the referenced language to indicate that we will give notice either by press release or other public announcement.

Summary Historical Consolidated and Pro Forma Condensed Combined Financial Data, page 20

2.	Comment: We note that you use EBITDA and Adjusted EBITDA as a measure of performance for certain bonus plans. In order to help us understand the usefulness of these non-GAAP measures in measuring performance, please disclose which specific bonus plans utilize EBITDA and Adjusted EBITDA to measure performance, and provide a description of the performance targets that influence the bonuses to be paid. Additionally, tell us how the bonus plans define EBITDA and Adjusted EBITDA.

Response: We have revised the disclosure on page 22 of the Registration Statement to clarify that Adjusted EBITDA is used in determining compensation under our bonus plans. The Company has managed its business utilizing

Adjusted EBITDA as its primary financial metric since Mr. Gonçalves joined the Company in February 2003. Each facility within the Company is a profit center. Starting at the facility level and ultimately consolidating at the corporate level, the Company creates operational budgets and plans, assesses monthly and quarterly performance, and determines the viability of proposed capital expenditures and acquisitions using Adjusted EBITDA as the primary economic metric.

Since 2004, the Company’s short term bonus programs have utilized two metrics to determine management incentive compensation: (1) Adjusted EBITDA and (2) total recordable injury rate (“TRIR”) which is the Department of Labor’s standard for measuring the recordable injury rate of a business as a function of labor hours.

In general, under the Company’s short-term bonus programs, including the Company’s annual based bonus programs, each manager receives an Adjusted EBITDA target based on an expected level of performance. If the target is met or exceeded, the manager receives bonus compensation equal to a pre-determined percentage of pay, which is adjusted upward (based on a sliding scale) when achievement exceeds the target. If the target is not met, the manager receives no incentive compensation.

Those participating in an incentive plan utilizing an Adjusted EBITDA metric include (approximate number of participants as of the date of this letter in parenthesis):

•	Corporate level executives (8)

•	Corporate level senior managers and staff (20)

•	Group presidents (4)

•	Area managers responsible for the performance of several facilities (15)

•	Service Center managers (responsible for profit/loss) for each facility (80)

•	Group and facility level senior and middle managers (300+)

These participants include substantially all of the employees who are eligible for a bonus (other than sales employees).

Every manager within the Company is conversant in Adjusted EBITDA for the facilities in which they manage. For bonus purposes, the definition of Adjusted EBITDA is calculated as EBITDA adjusted for non-cash expenses such as acquisitions, inventory purchase accounting adjustments, stock options and grants, merger related expenses, facility closures, severance costs and management fees. This definition is consistent with the definition of Adjusted EBITDA in the indenture and the ABL facility as disclosed in the Registration Statement.

3.

Comment: We note that you use EBITDA and Adjusted EBITDA as a measure of liquidity, and that you consider it to be one of the more significant measures in your credit documents and the indenture governing the notes. It does not appear that

Adjusted EBITDA is a significant measure of your debt agreements. A significant measure appears to be the fixed charge coverage ratio. Please remove the non-GAAP measure as a measure of liquidity, unless you can effectively demonstrate that Adjusted EBITDA is a part of a material covenant of your debt agreements and that the covenant is material to an investor’s understanding of your financial condition and/or liquidity. For further guidance, refer to Item 10(h) of Regulation S-B and “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” as found at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

Response: The Companies advise the Staff that Adjusted EBITDA is part of material covenants in the Companies’ debt agreements and that such covenants are material to an investor’s understanding of the Company’s financial condition and liquidity, including for the following reasons:

•	Adjusted EBITDA is a component of the fixed charge coverage ratio (“ABL FCCR”) under the ABL facility. The ABL FCCR is calculated based on a numerator consisting of Adjusted EBITDA less cash taxes and capital expenditures, and a denominator consisting of scheduled principal payments plus interest expense plus certain distributions (see page 77 of the Registration Statement).

•	As disclosed on page 78 of the Registration Statement, under certain circumstances where the availability under the ABL facility is reduced below a minimum threshold amount, the failure to maintain a minimum level of the ABL FCCR would permit the lenders under the ABL facility to stop any further lending and to accelerate the full amount outstanding under the ABL facility.

•	As disclosed on page 79 of the Registration Statement, under the ABL facility, the ABL FCCR governs the ability of the Companies and their subsidiaries to make acquisitions, and therefore the inability of the Company to meet the required ABL FCCR measures would hinder the Company’s ability to grow through acquisitions. As described in the Registration Statement, including on pages 7 and 87, the ability to grow through acquisitions is a key strategy of the Company.

•	As disclosed on page 22 of the Registration Statement, under the ABL facility, the ABL FCCR governs the ability of the Companies and their subsidiaries to pay certain dividends and to repay certain indebtedness.

•	As disclosed on page 77 of the Registration Statement, under the ABL facility, the interest rates charged for borrowing is determined based upon the ABL FCCR. Therefore, the level of Adjusted EBITDA, which is a component of the ABL FCCR, is an important factor in determining the cost of the Company’s indebtedness.

•

Adjusted EBITDA is also a component of financial ratios used in the indenture that governs the Company’s 11 1/8% Senior Secured Notes Due 2015 (the “notes”), including the fixed charge coverage ratio (the “Indenture FCCR”). The Indenture FCCR is calculated based on a numerator consisting of Adjusted EBITDA and a denominator consisting of consolidated interest expense (as defined in the indenture). These financial ratios govern the Company’s operating and financial flexibility.

•	As noted on page 22 of the Registration Statement, the indenture governing the notes require that the Company meets or exceeds specified minimum financial measures, including the Indenture FCCR, consolidated secured debt ratio, and a consolidated total debt ratio, before it is permitted to consummate certain transactions, such as consummating mergers, incurring additional indebtedness, incurring additional liens, assuming indebtedness in connection with acquisitions, declaring or paying certain dividends and designating restricted subsidiaries. Each of these financial measures utilizes Adjusted EBITDA as a component of the ratio. The inability of the Company to meet these financial measures would hinder the Company’s ability to grow through acquisitions and other investments.

Therefore, because of the use of Adjusted EBITDA in covenants in the ABL facility and the indenture which greatly affect the Company’s financial and operating flexibility, the Companies believe the inclusion of Adjusted EBITDA in the Registration Statement would materially aid an investor’s understanding of the Company’s financial condition and liquidity.

In addition to the importance of Adjusted EBITDA in the Companies’ debt agreements as described above, the Companies would also like to advise the Staff that:

•	As disclosed on page 22 of the Registration Statement and discussed in the Companies’ response to Comment #2 above, Adjusted EBITDA is used as a measure for certain performance-based bonus plans. As discussed in the Companies’ response to Comment #2 above, Adjusted EBITDA is used as a measure for all senior management performance-based bonus plans, and for certain other performance-based bonus plans.

•	Because Adjusted EBITDA is important to an investor’s understanding of the Company’s financial condition and liquidity, the Company has included Adjusted EBITDA in its earnings press releases.

Note 10. Stock Based Compensation, page F-21

4.	Comment: Please provide us with objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issue date. This objective evidence could be based on valuation reports that rely on methodologies discussed in the AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (the “Practice Aid”) or on current cash sales of the same or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction. Refer to paragraph 11 of the Practice Aid for additional guidance.

Response: The stock option grants for the year ended December 31, 2005 referenced on page F-21 of the Registration Statement were all granted on December 1, 2005 in connection with the Merger. It was determined that the $10.00 exercise price of the options granted on that date was equal to the fair market value of the underlying shares of common stock on the date of grant based on the $22.00 per share price paid to stockholders of the Company in connection with the Merger. (To illustrate how the Company arrived at the $10.00 exercise price for the December 1, 2005 option grants, attached as Exhibit A is a “bridge” calculation showing how the $22.00 per share price offered to stockholders in the Merger converts to the $10.00 per share fair market value determination.) The Merger consideration was based on arm’s length negotiations between the pre-Merger board of directors of Metals USA and representatives of Apollo Management V, L.P. and supported by a fairness opinion rendered to the board of directors of the Company by Jefferies & Company, Inc. in connection with the transaction. We are supplementally providing the Staff with the relevant portions of the proxy materials prepared in connection with the Merger, including the fairness opinion rendered by Jefferies & Company, Inc., explaining the various bases for the $22.00 per share Merger consideration.

5.	Comment: We note the fourth paragraph of your response to comment 40 of our letter dated April 28, 2006, in which you write that you have reviewed the authoritative positions and determined that, although settlement for cash is an indicator of a liability, the more appropriate treatment is to credit Additional-Paid-in-Capital. Please to explain to us in more detail the authoritative positions you reviewed and how you determined that classification of the credit to Additional-Paid-in-Capital was more appropriate than liability classification.

Response: Prior to the adoption of SFAS 123(R), Metals USA Holdings and Flag Intermediate followed the provisions of APB 25 in accounting for stock based compensation. Metals USA Holdings utilized inter-company accounts to affect the expense push-down through Flag Intermediate and into Metals USA. For the one-month period ended December 31, 2005, the amounts related to stock based compensation were not material. Such amounts were recorded as an inter-company payable and presented within accrued liabilities. Upon review of SFAS 123 paragraph 15, FIN 44 paragraphs 13 and 14, and AICPA Accounting Interpretation 1 of APB 25, we believe that the more appropriate treatment is a credit to Additional-Paid-in-Capital. Such immaterial amounts were reclassified to Additional-Paid-in-Capital during the quarter ended March 31, 2006. With the adoption of SFAS 123(R), Flag Intermediate will follow the provisions of paragraph 11 of SFAS 123(R) going forward.

Unaudited Consolidated Balance Sheets, page F-33

6.	Comment: Please present your balance sheet as of December 31, 2005, in addition to your March 31, 2006 balance sheet.

Response: The Companies have revised the Registration Statement on page F-33 in response to the Staff’s comment.

For the Staff’s convenience, we are delivering to you overnight five courtesy copies (clean and marked, excluding exhibits) of Amendment No. 2.

If you have questions on any of the issues addressed above, please contact me at my office telephone number (713) 220-5839 or by fax at (713) 236-0822.

Sincerely,

/s/ J. Vincent Kendrick

J. Vincent Kendrick

cc:	John A. Hageman, Esq.

Senior Vice President and Chief Legal Officer

Exhibit A

Metals USA Holdings Inc.

Enterprise Value at closing

	Nov. 30 in Shares	(in millions except per share values) Nov. 30, 2005
Common Stock shares outstanding (old Metals USA Inc.)	20,284,245
Warrants	3,555,248

Total Shares to be purchased	23,839,493	$22.00	$524.5

Less:
Proceeds from Warrant exercises	3,555,248	$18.50	$65.8

Merger Consideration			$458.7
Debt assumed			152.5

Enterprise Value at closing			$611.2

Net Debt:
Notes		275.0
ABL		225.4
Other Debt		7.2
Cash, after options, grant, and warrant settlement		36.4

Net debt at closing		471.2	471.2

Equity Value at closing			$140.0	(a)

Shares of Metals USA Holdings Issued at closing			14.0	(b)

Equity Value per share			$10.0	(a)/(b)